ANTOFAGASTA PLC

Preliminary Results Announcement for the year ended 31 December 2002

11 March 2003

- ***Turnover of US$863.1 million (2001 – US$769.5 millio***
- ***Operating cash flow of US$350.3 million (2001 – US$2***
- ***Profit before tax of US$176.8 million (2001 – US$113.5 million).***
- ***Earnings per share of 49.0 cents (2001 –31.4 cents).***
- ***Final dividend of 18 cents* (2001 - final ordinary dividend of 14.75 cents; in addition a special dividend of 10 cents was declared giving a total final dividend of 24.75 cents).***
- ***Total dividend for year of 28 cents per share (2001 – total ordinary dividend of 22 cents which together with the special dividend gave a total dividend of 32 cents).***

**Dividends are paid either in US dollars or sterling. A conversion rate of £1=US$1.581 will be applied to the final dividend of 18 cents, giving shareholders who receive dividends in sterling a final dividend of 11.3852p.*

The Group's copper production increased from 445,000 tonnes in 2001 to 460,700 tonnes in 2002. Group weighted average cash costs remained virtually unchanged at 38.9 cents per pound (2001 – 38.8 cents per pound). Group results benefited from a full year's contribution from the El Tesoro mine, which came on stream in the second half of 2001, higher molybdenum revenues and positive pricing adjustments on close out of provisional concentrate sales at Los Pelambres. These factors offset the lower LME copper price, which averaged 70.7 cents in the year (2001 – 71.6 cents per pound).

Mr Jean-Paul Luksic, CEO of Antofagasta Minerals, the Group's mining division commented, "2002 has been another excellent year for the Group, with earnings up 56% despite the continued period of low copper prices. With costs among the lowest in the industry, both profits and cash flow generation remain strong and the Group continues to be very well positioned for the future."

Antofagasta is a Chilean-based mining group listed in the United Kingdom. In addition to copper mining, its interests include rail and road transport operations and a 33.6% interest in Quiñenco S.A. (LQ – NYSE).

Enquiries – London

Antofagasta plc
Tel: +44 20 7382 7862

Philip Adeane
Managing Director
Email: nwakefield@antofagasta.co.uk

Hussein Barma
Chief Financial Officer
Email: hbarma@antofagasta.co.uk

Enquiries – Santiago

Antofagasta Minerals S.A.
Tel +562 377 5145
Alejandro Rivera
Chief Financial Officer
Email: arivera@aminerals.cl

Issued by Bankside Consultants Ltd
Keith Irons
Email: keith@bankside.com
Tel: +44 20 7444 4155

DIRECTORS' COMMENTS for the year to 31 December 2002

The Group's copper production, which included a full year's output from El Tesoro in 2002, increased to 460,700 tonnes compared with 445,000 tonnes in 2001. Group weighted average cash costs for the year were virtually unchanged at 38.9 cents per pound (2001 – 38.8 cents). These factors together with higher realised copper prices and better by-product sales of molybdenum by Los Pelambres offset the effect of slightly weaker LME copper prices, which averaged 70.7 cents per pound compared with 71.6 cents last year. As a result, profit before tax increased to US$176.8 million from US$113.5 million in 2001, while earnings per share rose from 31.4 cents to 49.0 cents.

Review of Operations

Los Pelambres

Los Pelambres produced 324,600 tonnes of payable copper compared with 361,500 tonnes in 2001. The decrease was mainly due to the reduction in the ore grade from 1.05% to 0.91% under the 2002 mine plan. This was mitigated by the higher throughput level resulting from the continuing optimisation at the plant.

Cash costs, which include by-product credits, were contained at 34.9 cents per pound (2001 – 35.3 cents per pound). Los Pelambres was able to take advantage of both higher molybdenum prices, which spiked during the year and averaged US$3.7 per pound compared with US$2.4 per pound in 2001, and higher production which increased from 6,900 tonnes to 7,800 tonnes this year. As a result, by-product credits were 11.0 cents per pound compared with 5.3 cents in 2001, and this outweighed higher mining costs due to the lower ore grades.

During the year, Los Pelambres shipped 318,200 tonnes of payable copper, compared with 360,900 tonnes in 2001. Copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing based on the average LME copper price for specified future periods. Sales volumes are also adjusted based on the final metallurgical content of the concentrate. Copper revenues on provisionally priced shipments are adjusted monthly until final settlement. During 2001, there were significant adverse adjustments to provisionally invoiced shipments including US$16.5 million which related to sales open at 1 January 2001. In contrast, following the decline in copper prices through the remainder of 2001, prices strengthened in the early months of 2002 and consequently revenues for that year include positive adjustments of US$10.5 million relating to sales open at 31 December 2001. This enabled Los Pelambres to achieve an effective realised copper price of 71.2 cents per pound compared with 65.8 cents in 2001, an increase of 8.2%. These positive factors, combined with continued low cash costs, enabled Los Pelambres to achieve operating profits of US$165.9 million compared with US$163.0 million in 2001 despite the decrease in production. At 31 December 2002, 87,800 tonnes remained to be finally priced, and were recorded on that date at an average price of 70.5 cents per pound. A one-cent change in the average realised price of these provisionally-priced tonnes would have an approximate effect on turnover and profit before tax in 2003 of US$1.9 million.

Los Pelambres has further reduced its project borrowings with two principal repayments during the year totalling US$87.3 million. A total of US$242 million of the original US$946 million project borrowings has now been repaid since operations began in 2000. Los Pelambres also paid dividends to its shareholders of a similar amount totalling US$87.3 million in July and December, and the Group's share amounted to US$52.4 million.

Los Pelambres is expected to complete its plant upgrade programme during 2003 with the installation of a permanent pebble crusher to improve the efficiency of its grinding lines. As a result, daily ore throughput should increase from 110,500 tonnes per day in 2002 to over 115,000 tonnes per day in 2003, with an average of 118,000 tonnes per day for the next five years when the upgrade programme is completed. The increased throughput will compensate for a slight decrease in the expected ore grade to approximately 0.88% from 0.91% in 2002. As a result, production of payable copper in 2003 is expected to be around 325,000 tonnes. Cash costs should be around 37 cents, mainly due to lower by-product revenues as molybdenum prices return to lower historical levels following the spike in prices during 2002. During 2003, Los Pelambres is expected to submit an environmental study in preparation for a possible future expansion to 175,000 tonnes per day.

El Tesoro

El Tesoro produced 84,300 tonnes of cathodes in 2002, its first full year of operation, 12% above its design capacity. This allowed El Tesoro to contribute US$36.4 million to operating profits against US$12.9 million in the second half of 2001 when average copper prices were significantly lower. Cash costs in 2002 were 40.8 cents per pound, compared with 39.6 cents in the second half of 2001.

The costs of developing El Tesoro were under budget and the project achieved banking completion ahead of schedule in December 2001. As a consequence, El Tesoro was able to return surplus funds of US$24.4 million to its shareholders in January 2002. A further distribution of US$21.0 million was made in September and the Group's share of these two payments amounted to US$27.7 million.

As part of its development, El Tesoro borrowed US$197 million under project finance facilities. These became non-recourse when the project achieved banking completion in December 2001 and in August 2002, El Tesoro made its first principal repayment of US$12.3 million. Refinancing agreements also were signed in respect of the remaining balance of US$184.7 million in order to benefit from lower interest rate margins and more flexible covenants. The refinanced loans will be repayable in semi-annual instalments over a period of 7½ years and the first principal repayment under the new agreements was made in February 2003.

In 2003, El Tesoro is expected to produce 85,000 tonnes of copper at cash costs of around 41 cents per pound.

Michilla

Michilla produced 51,800 tonnes of cathodes in 2002 compared with 49,600 tonnes the previous year. Cash costs fell to 61.4 cents per pound compared to 64.5 cents per pound in 2001, following the implementation of a successful cost reduction programme. The introduction of the Cuprochlor process, which was developed and patented by Michilla, is now leaching sulphide ores with favourable recoveries of over 80%. Lower costs enabled Michilla to reduce its

operating loss to US$3.4 million in 2002 from US$14.4 million despite lower copper prices. Michilla contributed US$17.6 million to operating cash flow compared to US$4.7 million the previous year.

Cathode production in 2003 is forecast to increase to 54,000 tonnes following the installation of additional crushing capacity in 2002. Cash costs are expected to average approximately 64.5 cents, mainly as a result of a higher waste-to-ore ratio at the open pit and slightly lower ore grades.

In January 2003, Michilla increased the reserves at its underground mine by approximately 2 million tonnes of ore by improving its mine plan. The new plan will enable production to be maintained at around 50,000 tonnes per year for most of the remaining mine life to 2007 in contrast to a declining production profile anticipated from 2004 under the previous plan. It should also enable average cash costs to be maintained below 65 cents. A further development plan to extend the mine life is under consideration.

Exploration

The Group spent US$2.8 million in 2002 mainly on exploration around El Tesoro in the Sierra Gorda district, one of the most prospective copper belts in the world. Drilling in this area where a number of targets have been identified is continuing in order to identify oxide and sulphide deposits which will complement the Esperanza project, where a conceptual study for a 50,000 tonnes per day concentrator facility has been completed.

In July 2002, Antofagasta signed a joint venture agreement with CVRD, the world's largest iron-ore producer. The joint venture which was formed to identify high grade porphyry copper deposits covers an area of approximately 60,000 square kilometres near Cuzco in southern Peru. Under the terms of the agreement, Antofagasta has contributed its mining properties in the area and CVRD has committed to spend US$6.7 million over a period of three years in order to acquire a 50% interest in Cordillera de las Minas S.A., the joint venture company.

Railway and other transportation services

Rail tonnages reached a record 4.1 million tons with most of the 6% increase coming from freight shipments from the El Tesoro mine. Third-party turnover increased slightly from US$69.1 million to US$70.4 million. Freight from existing customers and marginal expansions from mines in the region should enable rail tonnages to be maintained in the future.

Train Ltda., the road transport subsidiary also had a successful year with sales volumes mainly from beer and soft drink deliveries increasing by 49% compared with 2001.

Investments

The Group continues to hold a 33.61% interest in Quiñenco S.A., a diversified industrial and financial group listed in Santiago and New York. The market value of the Group's investment was US$174.2 million at 31 December 2002 and also US$174.2 million at 28 February 2003. Income from Quiñenco is accounted for on a dividends received basis and in 2002, the Group received a dividend of US$3.2 million.

Quiñenco has not yet announced its results for 2002, but nine-month results reported a loss after tax and minorities of US$47.4 million, as Quiñenco's businesses were affected by the extremely adverse economic and political conditions in the regions where it operates, in particular Argentina, Peru and Brazil. The merger of Banco de Chile and Banco Edwards was, however, successfully completed during the year and Banco de Chile, in which Quiñenco holds a 52.7% interest, is now the country's second largest financial institution. In December, Banco de Chile listed its ADRs on the London Stock Exchange, the first Chilean company to do so.

Dividends

The Board is recommending a final dividend of 18 cents per ordinary share payable on 13 June 2003 to shareholders on the Register at the close of business on 9 May 2003. In 2001, the final dividend of 24.75 cents included a special dividend of 10 cents.

Dividends are payable in either US dollars or sterling, and shareholders who receive dividends in sterling will be paid a final dividend of 11.3852p, based on an exchange rate of £1=US$1.581.

Dividends for the year are as follows:

	US Dollars		**Sterling**	
	2002 cents	2001 cents	**2002 pence**	2001 pence
Ordinary				
Interim	**10.00**	7.25	**6.53**	5.02
Final	**18.00**	14.75	**11.39**	10.31
	28.00	22.00	**17.92**	15.33
Special				
Final	-	10.00	-	6.99
Total	**28.00**	32.00	**17.92**	22.32

Sterling amounts shown above have been rounded for presentation. Further details are given in Note 10 to the Preliminary Announcement.

Current Trading Prospects

Base metal prices, including copper, continued to be affected by the slowdown in the United States and uncertainty in equity markets particularly in the latter part of 2002 due to the situation unfolding in Iraq. Consequently, copper prices remained at low levels, averaging 70.7 cents compared with 71.6 cents in 2001. However, there are some recent signs that the market has improved with strong demand from China and other Asian countries. LME warehouse stocks have steadily declined from a peak of 980,000 tonnes in May 2002 to an approximate level of 826,000 tonnes by the end of February 2003. Further cutbacks announced by producers in the last quarter of 2002 should also benefit the market this year. Copper prices have recently strengthened, and have averaged 75.5 cents in the first two months of 2003. Most commentators are cautiously optimistic that prices should steadily improve from last year as world industrial demand picks up. As a low cost producer, the Group remains well placed to benefit from any improvement in prices.

11 March 2003

FINANCIAL COMMENTARY for the year to 31 December 2002

Results

Turnover increased from US$769.5 million in 2001 to US$863.1 million in 2002. The increase was due mainly to El Tesoro, where turnover increased by US$74.7 million with a full year's production compared with six months in the previous year. At Los Pelambres, revenues increased by US$11.9 million, as higher by-product revenues and the positive pricing adjustments relating to provisionally invoiced concentrate sales offset the impact of lower LME copper prices and reduced production due to lower ore grades. Turnover at Michilla and the Railway were also slightly up due to higher production and transport volumes respectively.

Operating profits were US$213.9 million (2001 - US$165.2 million). The contribution from El Tesoro went up by US$23.5 million, as a result of the increase in production. Los Pelambres' operating profit was US$2.9 million higher than the previous year, as the combined effect of higher realised copper prices and by-product sales offset lower production volumes. Michilla's operating loss was reduced by US$11.0 million mainly due to lower cash costs following the implementation of its cost reduction programme. The Group also benefited from reduced corporate overheads and exploration costs and improved contribution from the transport division with higher volumes. Operating profit is stated after depreciation and non-exceptional disposal of fixed assets, giving EBITDA (earnings before interest, tax, depreciation and amortisation) of US$349.7 million (2001 – US$283.1 million).

In 2001, the Group sold a surplus property resulting in an exceptional profit of US$3.5 million (US$2.8 million after tax). No comparable disposals were made in 2002.

Income from fixed asset investments was US$3.2 million, compared with US$0.1 million in 2001 when no dividend was received from Quiñenco.

Net interest expense was US$40.3 million compared with US$55.3 million in 2001. Interest costs relate mainly to the project loans which financed the Los Pelambres and El Tesoro mines. Net interest expense at Los Pelambres was US$30.2 million (2001 – US$55.5 million), benefiting from lower interest rates and regular principal prepayments. Net interest expense relating to El Tesoro was US$13.8 million, compared with US$9.7 million in 2001 when costs in the first half of that year were capitalised while the project remained under development. Interest costs at El Tesoro should also progressively reduce as principal repayments on its project loans have also now begun. Lower net interest income from other divisions in the Group result mainly from lower interest rates.

As a result of these factors, profit before tax was US$176.8 million compared with US$113.5 million in 2001.

Tax (including deferred tax) amounted to US$29.9 million (2001 – US$21.1 million), reflecting the increased profit for the year. This represents an effective tax rate of 16.9% (2001 – 18.6%), compared with the Chilean statutory tax rate of 16% (2001 - 15%). In 2001, legislation was announced in Chile to increase statutory rates of tax to 16% in 2002, 16.5% in 2003 and 17% from 2004. Since deferred tax balances are measured at the rates which apply in the period in which timing differences are expected to reverse, the effect of the prospective tax changes is to increase the

rate at which deferred tax (which relates mainly to Los Pelambres and El Tesoro) is calculated above the current statutory rate.

Earnings per share were 49.0 cents in 2002 compared with 31.4 cents the previous year, reflecting the higher profit after tax and minority interests.

Cash Flows

Net cash inflow from operating activities was US$350.3 million compared with US$265.9 million in 2001, reflecting the improved operating results adjusted for depreciation, the non-exceptional loss on disposal of fixed assets and normal working capital movements

Net capital and investment expenditures were US$67.3 million. Of this amount, US$43.8 million related to Los Pelambres, which included expenditure relating to the optimisation programme to increase ore throughput to 120,000 tonnes per day. Net expenditure in 2001 was US$113.9 million, which included US$58.9 million to complete the El Tesoro development.

Cash and Debt

At 31 December 2002, the Group held cash and deposits of US$252.4 million (2001 – US$248.7 million). After taking into account the minority share of non-wholly owned operations, the Group's share of the total balance was US$235.1 million (2001 – US$219.5 million).

Total Group debt at 31 December 2002 was US$965.3 million (2001 – US$1,057.4 million). Of this amount, US$568.7 million (2001 – US$615.8 million) is proportionately attributable to the Group after taking the minority share of partly-owned operations into account. The total Group borrowings included US$704.0 million under the Los Pelambres non-recourse project financing arrangements of which 40 per cent is attributable to minority shareholders and US$181.3 million under the non-recourse El Tesoro project financing arrangements of which 39 per cent is attributable to minority shareholders.

Balance Sheet

Shareholders' funds increased from US$929.3 million at the beginning of the year to US$960.4 million, principally reflecting profit attributable to shareholders less exchange movements and dividends for the year. Further details are given in Note 15 to the Preliminary Announcement.

Minority interests increased from US$305.3 million at the beginning of the year to US$314.3 million, principally reflecting the minority's share of profit after tax less the minority share of distributions from the partly owned operations.

11 March 2003

Group Profit and Loss Account

	Notes	Unaudited year to 31.12.02 Total US$'m	Audited year to 31.12.01 Total US$'m
Turnover	3	**863.1**	769.5
Operating profit	3,5	**213.9**	165.2
Profit on disposal of fixed assets (exceptional)	6	-	3.5
Income from other fixed asset investments		**3.2**	0.1
Net interest payable	7	**(40.3)**	(55.3)
Profit on ordinary activities before tax		**176.8**	113.5
Tax on profit on ordinary activities	6,8	**(29.9)**	(21.1)
Profit on ordinary activities after tax		**146.9**	92.4
Minority interests – equity		**(50.1)**	(30.3)
Profit for the financial year		**96.8**	62.1
Dividends			
Preference – non equity		**(0.2)**	(0.2)
Ordinary - equity	10	**(55.2)**	(63.1)
Transferred to/(from) reserves		**41.4**	(1.2)
Earnings per share excluding exceptional items	9	**49.0c**	30.0c
Earnings per share	9	**49.0c**	31.4c
Dividend per ordinary share	10	**28.0c**	32.0c

Turnover and profit are derived from continuing operations.

There were no exceptional items in 2002.

Further details relating to dividends are given in Note 10. The dividend in 2001 included a special dividend of 10 cents per share.

Other recognised gains and losses

Other recognised gains and losses in the period (exchange differences) amounted to a loss of US$10.3 million (2001 – a loss of US$18.0 million) and are shown in Note 15 together with other movements in shareholders' funds.

Group Balance Sheet

	Notes	Unaudited 31.12.02 US$'m	Audited 31.12.01 US$'m
Fixed assets			
Tangible fixed assets	11	**1,830.3**	1,916.8
Other investments	12	**187.4**	185.5
		2,017.7	2,102.3
Current assets			
Stocks		**57.5**	49.3
Debtors		**130.7**	113.7
Current asset investments (including time deposits)		**249.0**	246.5
Cash at bank and in hand		**3.4**	2.2
		440.6	411.7
Creditors – amounts falling due within one year			
Trade and other creditors		**(87.5)**	(79.0)
Loans	13	**(124.0)**	(104.2)
Dividends		**(35.5)**	(48.8)
		(247.0)	(232.0)
Net current assets		**193.6**	179.7
Total assets less current liabilities		**2,211.3**	2,282.0
Creditors – amounts falling due after more than one year			
Other creditors		**-**	(25.3)
Loans	13	**(841.3)**	(953.2)
Provisions for liabilities and charges	14	**(95.3)**	(68.9)
		1,274.7	1,234.6
Capital and reserves			
Called up share capital	1(a)	**19.0**	17.2
Share premium	1(a)	**271.7**	245.3
Reserves		**669.7**	666.8
Shareholders' funds – including non-equity interests	15	**960.4**	929.3
Minority interests – equity		**314.3**	305.3
		1,274.7	1,234.6

Approved by the Board of Directors on 11 March, 2003.

P J Adeane Director.

Group Cash Flow Statement

	Notes	Unaudited year to 31.12.02 US$'m	Audited year to 31.12.01 US$'m
Net cash inflow from operating activities	16	**350.3**	265.9
Dividends received from other fixed asset investments		**3.2**	0.1
Interest received (including capitalised interest relating to El Tesoro in 2001)		**7.0**	13.3
Interest paid (including capitalised interest relating to El Tesoro in 2001)		**(46.0)**	(74.4)
Dividends and other distributions paid to minority interests		**(40.7)**	(18.5)
Preference dividends paid		**(0.2)**	(0.2)
Net cash outflow from returns on investment and servicing of finance		**(76.7)**	(79.7)
Overseas tax paid		**(5.5)**	(0.9)
Purchase of tangible fixed assets		**(66.8)**	(123.1)
Purchase of fixed asset investments		**(1.8)**	-
Sale of tangible fixed assets		**1.3**	9.2
Net cash outflow from capital expenditure and financial investments		**(67.3)**	(113.9)
Equity dividends paid		**(69.8)**	(77.5)
Cash inflow/(outflow) before management of liquid resources		**131.0**	(6.1)
Management of liquid resources - Net (increase)/decrease in time deposits		**(3.1)**	49.1
New loans drawn down		**210.0**	47.6
Repayment of amounts borrowed		**(304.8)**	(89.7)
Repayment of principal element of finance leases		**(2.0)**	(1.9)
Repayment of other creditors		**(29.9)**	-
Net cash outflow from financing		**(126.7)**	(44.0)
Net cash inflow/(outflow) in the year	17	**1.2**	(1.0)

Notes

1 Reporting currency and accounting policies

a) Reporting currency

The functional reporting currency of the Group is US dollars, the principal currency in which the Group operates and in which assets and liabilities are held. Share capital is denominated in sterling and, for the purposes of reporting in US dollars, share capital and share premium are translated at the period end rate of exchange. As explained in Note 10, dividends are paid in either US dollars or sterling.

b) Accounting policies

The profit and loss account, balance sheet and cash flow statement for the year to 31 December 2002 have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 2001.

2 Production and sales statistics (unaudited)

(See notes following table 2(d).)

a) Copper production volumes

	Year to 31.12.02 '000 tonnes	Year to 31.12.01 '000 tonnes
Los Pelambres	**324.6**	361.5
El Tesoro	**84.3**	34.0
Michilla	**51.8**	49.6
Group total	**460.7**	445.0

b) Copper sales volumes

	Year to 31.12.02 '000 tonnes	Year to 31.12.01 '000 tonnes
Los Pelambres	**318.2**	360.9
El Tesoro	**83.4**	39.3
Michilla	**51.6**	50.6
Group total	**453.2**	450.8

c) Cash costs per pound

	Year to 31.12.02 cents	Year to 31.12.01 cents
Los Pelambres	**34.9**	35.3
El Tesoro	**40.8**	39.6
Michilla	**61.4**	64.5
Group weighted average	**38.9**	38.8

d) LME and realised copper price per pound

	Year to 31.12.02 cents	Year to 31.12.01 cents
Los Pelambres	**71.2**	65.8
El Tesoro	**72.0**	67.1
Michilla	**73.2**	72.6
Group weighted average	**71.6**	66.7
LME average	**70.7**	71.6

Notes to the production and sales statistics

(i) The production and sales figures represent the actual amounts produced and sold for each mine, not the Group's attributable share for each mine. The Group owns 60% of Los Pelambres, 61% of El Tesoro and 74.2% of Michilla.

(ii) Los Pelambres produces copper concentrate, and the figures for Los Pelambres are expressed in terms of payable copper contained in concentrate. El Tesoro and Michilla produce copper cathodes.

(iii) El Tesoro remained under development for the first six months of 2001 and it produced 9,000 tonnes and shipped 2,350 tonnes of cathodes during the commissioning period in the second quarter of that year. This tonnage has not been included in the El Tesoro and Group tables for 2001.

(iv) Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs include by-product credits and exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax.

(v) Realised copper prices are determined by comparing turnover from copper sales with sales volumes for each mine in the period.

(vi) The individual figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in the totals.

3 Segmental analysis

a) Turnover by geographical destination

	Unaudited year to 31.12.02 US$'m	Audited year to 31.12.01 US$'m
UK	**14.0**	12.4
Rest of Europe	**241.8**	205.2
Chile	**120.7**	103.4
Rest of Latin America	**61.2**	48.8
North America	**50.8**	50.2
Asia Pacific / other	**374.6**	349.5
	863.1	769.5

b) Turnover by operation

	Unaudited year to 31.12.02 US$'m	Audited year to 31.12.01 US$'m
Los Pelambres	**576.7**	564.8
El Tesoro	**132.8**	58.1
Michilla	**83.2**	77.5
Mining	**792.7**	700.4
Railway and other transport services	**70.4**	69.1
	863.1	769.5

Notes to turnover by operation

(i) Turnover from Railway and other transport services is stated after eliminating inter-segmental sales to the mining division of US$4.9 million (2001 – US$2.7 million).

(ii) Los Pelambres produces and sells copper and molybdenum concentrates. It is also credited for the gold and silver content in the copper concentrate it sells. Turnover by type of metal is analysed below. El Tesoro and Michilla do not have by-products from their copper cathode operations.

Los Pelambres turnover by type of metal

	Unaudited year to 31.12.02 US$'m	Audited year to 31.12.01 US$'m
Copper	**499.3**	523.8
Molybdenum	**65.3**	33.5
Gold and silver	**12.1**	7.5
	576.7	564.8

c) Earnings before tax, interest, depreciation and amortisation (EBITDA) by operation

	Unaudited year to 31.12.02 US$'m	Audited year to 31.12.01 US$'m
Los Pelambres	**256.2**	239.4
El Tesoro	**58.9**	27.2
Michilla	**13.6**	3.7
Exploration	**(2.8)**	(9.7)
Corporate and other	**(8.2)**	(7.4)
Mining	**317.7**	253.2
Railway and other transport services	**32.0**	29.9
	349.7	283.1

d) Depreciation and amortisation by operation

	Unaudited year to 31.12.02 US$'m	Audited year to 31.12.01 US$'m
Los Pelambres	**84.9**	76.0
El Tesoro	**19.8**	14.3
Michilla	**16.8**	18.5
Corporate and other	**1.0**	1.2
Mining	**122.5**	110.0
Railway and other transport services	**6.2**	6.8
Total depreciation and amortisation	**128.7**	116.8
Loss on disposal of fixed assets included in operating profit	**7.1**	1.1
	135.8	117.9

e) Operating profit by operation

	Unaudited year to 31.12.02 US$'m	Audited year to 31.12.01 US$'m
Los Pelambres	**165.9**	163.0
El Tesoro	**36.4**	12.9
Michilla	**(3.4)**	(14.4)
Exploration	**(2.8)**	(9.7)
Corporate and other	**(8.0)**	(8.6)
Mining	**188.1**	143.2
Railway and other transport services	**25.8**	22.0
	213.9	165.2

f) Capital expenditure by operation

	Unaudited year to 31.12.02 US$'m	Audited year to 31.12.01 US$'m
Los Pelambres	**43.8**	43.6
El Tesoro	**7.5**	61.0
Michilla	**6.9**	11.0
Corporate and other	**0.1**	0.6
Mining	**58.3**	116.2
Railway and other transport services	**6.1**	13.3
	64.4	129.5

g) **Net assets by operation**

	Unaudited year to 31.12.02 US$'m	Audited year to 31.12.01 US$'m
Los Pelambres	**1,297.3**	1,334.4
El Tesoro	**354.6**	358.7
Michilla	**84.1**	99.9
Corporate and other	**7.2**	4.9
Mining	**1,743.2**	1,797.9
Railway and other transport services	**92.5**	108.7
Operating net assets	**1,835.7**	1,906.6
Other fixed asset investments	**187.4**	185.5
Net debt	**(712.9)**	(808.7)
Unallocated liabilities – Group dividend	**(35.5)**	(48.8)
Net assets	**1,274.7**	1,234.6

Net assets are stated before deducting minority interests.

4 **Provisional pricing and commodity hedging**

a) **Provisional pricing**

Copper concentrate agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Copper revenues on provisionally priced tonnages are adjusted monthly until final settlement. Sales volumes are also adjusted on the final metallurgical content of the concentrate.

Revenues in the year to 31 December 2002 included positive adjustments on sales of concentrates open at 31 December 2001 totalling US$10.5 million. Revenues in the year to 31 December 2001 included negative adjustments on sales of concentrates open at 31 December 2000 totalling US$16.5 million.

At 31 December 2002, copper sales totalling 87,800 tonnes remained to be finally priced, and were recorded at that date at an average price of 70.5 cents. At 31 December 2001, copper sales totalling 75,300 tonnes remained to be finally priced, and were recorded at that date at an average price of 64.3 cents.

b) **Commodity hedging**

The Group periodically enters into commodity hedging contracts to manage exposure to the copper price. Turnover for the mining division for the year ended 31 December 2002 included gains of US$1.0 million relating to commodity hedging activities. Turnover was not affected by hedging activities for the year ended 31 December 2001.

At 31 December 2002, the Group had hedged 10,200 tonnes of copper production using min/max options with a weighted average floor and ceiling of 72.0 cents and 75.5 cents respectively, and an average duration of one month. The unrealised mark-to-market gain on these instruments at that date was less than US$0.1 million (2001 – US$0.3 million). Further hedges were entered into subsequent to the year-end covering the period from 1 January to 30 June 2003.

5 Operating profit

	Unaudited year to 31.12.02 US$'m	Audited year to 31.12.01 US$'m
Turnover	**863.1**	769.5
Cost of sales	**(558.2)**	(506.5)
Gross profit	**304.9**	263.0
Administrative expenses	**(82.2)**	(83.8)
Closure provision (Note 14)	**(1.2)**	(1.1)
Severance charges (Note 14)	**(1.9)**	(1.7)
Exploration costs	**(2.8)**	(9.7)
Other net operating expenses	**(2.9)**	(1.5)
Operating profit	**213.9**	165.2

Depreciation charges in 2002 amounted to US$128.7 million (2001 – US$116.8 million). Of this amount, US$125.7 million (2001 – US$106.1 million) is included in cost of sales and US$3.0 million (2001 – US$10.7 million) is included in administrative expenses.

6 Non-operating exceptional items

	Unaudited year to 31.12.02 US$'m	Audited year to 31.12.01 US$'m
Profit on sale of land by Railway	-	3.5
Tax effect	-	(0.7)
	-	2.8

There were no exceptional items in 2002.

The exceptional profit in the second half of 2001 of US$3.5 million related to the disposal of a surplus property owned by the Railway in the centre of the city of Antofagasta. The net book value of this property was US$0.1 million.

7 Net interest payable

	Unaudited year to 31.12.02 US$'m	Audited year to 31.12.01 US$'m
Interest receivable	**6.4**	13.2
Interest payable	**(46.7)**	(67.4)
Foreign exchange	**(0.1)**	(0.2)
Discount charge relating to provisions (Note 14)	**0.1**	(0.9)
	(40.3)	(55.3)

There was no interest capitalised in the period. In 2001, interest payable capitalised amounted to US$6.8 million and interest receivable credited against fixed assets amounted to US$0.3 million. These amounts related to the El Tesoro development.

8 Tax

The tax charge of US$29.9 million (2001 – US$ 21.1 million) represents an effective rate (including deferred tax) of 16.9% (2001 – 18.6%) on profit before tax, as compared with the current Chilean statutory tax rate of 16% (2001 – 15%).

The effective rate is higher than the statutory tax rate mainly because deferred tax is calculated at rates which will apply when timing differences are expected to reverse. Legislative changes at the end of 2001 increased the statutory rate from 15% in 2001 to 16% in 2002, 16.5% in 2003 and 17% in 2004.

The cumulative effect of the application of these higher rates for the first time in 2001 resulted in the higher effective tax rate that year compared to 2002.

9 Earnings per share

Earnings per share is calculated on profit after tax, minority interest and preference dividends giving earnings of US$96.6 million (2001 – US$61.9 million) and is based on 197,171,339 ordinary shares (2001 – 197,171,339) in issue throughout the period. For 2001, earnings per share excluding exceptional items was calculated on the same basis but excluding an exceptional gain after tax and minority interests of US$2.8 million. There were no exceptional items in 2002.

10 Dividends

Dividends are declared in US dollars but may be paid in either dollars or sterling. Shareholders on the register of members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in dollars. All other shareholders are paid by cheque in dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's registrar must receive any such election before the record date of 9 May 2003.

The Board will recommend a final dividend of 18 cents per ordinary share (2001 – 24.75 cents, comprising an ordinary dividend of 14.75 cents and a special dividend of 10 cents) for payment on 13 June 2003 to shareholders on the Register at the close of business on 9 May 2003. Dividends are declared and paid gross. The exchange rate to be applied for the conversion of dividends will be £1 = US$1.581, giving a final dividend to those shareholders paid in sterling of 11.3852 pence per ordinary share (2001 – 17.3065 pence including the special dividend).

An interim dividend of 10 cents per ordinary share (2001 – 7.25 cents) was paid in October 2002, giving a total for the year of 28 cents per ordinary share (2001 – 32 cents per ordinary share including the special dividend of 10 cents).

11 Tangible fixed assets

Net book value	Mining US$'m	Railway and other transport US$'m	Total US$'m
1 January 2002 (audited)	1,813.8	103.0	1,916.8
Additions	58.3	6.1	64.4
Transfer to stocks	-	(0.4)	(0.4)
Disposals	(8.7)	(0.3)	(9.0)
Disposal of subsidiary	(3.4)	-	(3.4)
Depreciation	(122.5)	(6.2)	(128.7)
Exchange	(0.2)	(9.2)	(9.4)
31 December 2002 (unaudited)	**1,737.3**	**93.0**	**1,830.3**

12 Other investments

	US$'m
1 January 2002 (audited)	185.5
Additions	1.8
Exchange	0.1
31 December 2002 (unaudited)	**187.4**

The above investments include quoted investments with a book value of US$187.2 million (2001 – US$185.5 million). The market value of these investments at 31 December 2002 was US$178.9 million (2001 – US$268.5 million). These investments include a 33.61 % interest in Quiñenco S.A.

13 Loans

	Unaudited 31.12.02 US$'m	Audited 31.12.01 US$'m
Los Pelambres		
- Project loans	**(704.0)**	(791.3)
- Other loans	**(28.7)**	-
El Tesoro		
- Project loans	**(181.3)**	(197.0)
- Subordinated debt	**(24.3)**	(39.7)
- Finance leases	**(16.4)**	(17.0)
Michilla		
- Finance leases	**(2.0)**	(1.6)
Railway and other transport services		
- Loans	**(8.6)**	(10.8)
	(965.3)	(1,057.4)

Maturity of loans:

	Unaudited 31.12.02 US$'m	Audited 31.12.01 US$'m
Due within one year	**(124.0)**	(104.2)
Due after more than one year	**(841.3)**	(953.2)
	(965.3)	(1,057.4)

US$29.2 million of project loans have been fixed at a rate of 5.56% for a remaining period of 2.2 years, and finance leases are also mainly fixed rate. The remainder of the loans are predominantly floating rate. However, the Group periodically enters into interest rate hedging contracts to manage its exposure to interest rates. At 31 December 2002, the Group had hedged US$168.8 million of its borrowings using collars for a remaining weighted period of 3.25 years. These limit the variability of the interest rate to a weighted average minimum (a floor) of 5.01 % and a weighted average maximum (a cap) of 5.99%.

14 Provisions for liabilities and charges

	US Dollars			
	Decommi-ssioning and site rehabilitation US$'m	**Severance indemnities US$'m**	**Deferred tax US$'m**	**Total US$'m**
1 January 2002 (audited)	(8.1)	(10.3)	(50.5)	(68.9)
Charge to operating profit in year (Note 5)	(1.2)	(1.9)	-	(3.1)
Release of discount to net interest in year (Note 7)	(0.2)	0.3	-	0.1
Charge to tax on profit in year	-	-	(26.7)	(26.7)
Utilised in year	-	0.8	-	0.8
Disposal of subsidiary	2.0	-	-	2.0
Exchange	-	0.5	-	0.5
31 December 2002 (unaudited)	**(7.5)**	**(10.6)**	**(77.2)**	**(95.3)**

15 Reconciliation of movements in shareholders' funds

	Unaudited year to 31.12.02 US$'m	Audited year to 31.12.01 US$'m
Profit for the financial year	**96.8**	62.1
Other recognised gains relating to the year		
- Exchange	**(10.3)**	(18.0)
Total recognised gains and losses	**86.5**	44.1
Dividends	**(55.4)**	(63.3)
	31.1	(19.2)
Opening shareholders' funds	**929.3**	948.5
Closing shareholders' funds	**960.4**	929.3

16 Reconciliation of operating profit to net cash inflow from operating activities

	Unaudited year to 31.12.02 US$'m	Audited year to 31.12.01 US$'m
Operating profit	**213.9**	165.2
Depreciation	**128.7**	116.8
Loss on disposal of tangible fixed assets	**7.1**	1.1
Increase in stocks	**(8.0)**	(9.9)
Increase in debtors	**(10.2)**	(20.0)
Increase in creditors and provisions	**18.8**	12.7
Net cash inflow from operating activities	**350.3**	265.9

17 Reconciliation of net cash flow to movement in net debt

	Unaudited year to 31.12.02 US$'m	Audited year to 31.12.01 US$'m
Net cash inflow/(outflow) in the year	**1.2**	(1.0)
Cash outflow from decrease in debt	**96.8**	44.0
Cash outflow/(inflow) from increase/(decrease) in liquid resources	**3.1**	(49.1)
Change in net debt resulting from cash flows	**101.1**	(6.1)
Reclassification	**-**	0.6
Interest accrued on long-term loan balances	**(2.3)**	(3.4)
New leases	**(2.0)**	(3.4)
Exchange	**(1.0)**	(0.8)
Movement in net debt in the year	**95.8**	(13.1)
Net debt at the beginning of the year	**(808.7)**	(795.6)
Net debt at the end of the year	**(712.9)**	(808.7)

Composition of net debt

	Unaudited 31.12.02 US$'m	Audited 31.12.01 US$'m
Cash in hand and demand deposits	**3.4**	2.2
Current asset investments	**249.0**	246.5
Long and short term loans including finance leases (Note 13)	**(965.3)**	(1,057.4)
Net debt at the end of the year	**(712.9)**	(808.7)

18 Financial information

The financial information set out in this announcement does not constitute the Group's statutory accounts for the years ended 31 December 2002 or 2001. The financial information for the year ended 31 December 2001 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors reported on those accounts; their report was unqualified and did not contain a statement under s237(2) or (3) Companies Act 1985. The statutory accounts for the year ended 31 December 2002 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

19 Currency translation

Assets and liabilities denominated in foreign currencies are translated into dollars and sterling at the year end rates of exchange. Results denominated in foreign currencies have been translated into dollars and sterling at the average rate for each year.

	Year end rates	Average rates
31.12.02	**US$1.60 = £1; US$1 = Ch$719**	**US$1.50 = £1; US$1 = Ch$689**
31.12.01	US$1.45 = £1; US$1 = Ch$655	US$1.44 = £1; US$1 = Ch$635

20 Distribution

The Annual Report and Financial Statements, including the Notice of the Annual General Meeting and Chairman's Statement for the year ended 31 December 2002, will be posted to all shareholders in May 2003. The Annual General Meeting will be held in the Armourers Hall, 81 Coleman Street, London EC2 at 10.30 a.m. on 12 June 2003.